50
5/27/03

03015845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 5-23-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-~~ 8-46964

RECEIVED MAY 21 2003 MAIL PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 ALLENS CREEK ROAD BUILDING #1 SUITE 301
(No. and Street)

ROCHESTER	NEW YORK	14618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD G. EVERTS, PRESIDENT (585) 442-7560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ R. GRISWOLD, CPA
(Name – *if individual, state last, first, middle name*)

PO BOX 561	DANSVILLE	NEW YORK	14437
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANZ R. GRISWOLD, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CERTIFIED PUBLIC ACCOUNTANT

Title

BETH C. GRISWOLD, Notary Public
State of N.Y. County of Steuben
Commission Expires April 30, ~~19~~2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2207 Atlantic Street
Melbourne Beach, FL 32951
(321) 676-7504

Franz R. Griswold
Certified Public Accountant
28 Clara Barton Street
P.O. Box 561
Dansville, New York 14437
(585) 335-8703
Fax (585) 335-7053

140A Metro Park
Rochester, New York 14623
(585) 292-6090

May 8, 2003

President
Wall Street Financial Group, Inc.
95 Allens Creek Road
Building 1 - Suite 301
Rochester, NY 14618

Dear Mr. Everts:

We have audited the accompanying Balance Sheet of Wall Street Financial Group, Inc. as of March 31, 2003, and the related statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2003, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

Exhibit A

WALL STREET FINANCIAL GROUP, INC.
Balance Sheet
March 31, 2003

ASSETS

Current Assets		
NFSC – House Account	$ (4,788)	
NFSC – MF House Account	4,086	
NASD – CRD Account	(116)	
Nat'l Finl Sec Dep	75,000	
Investment – Schwab	22	
Citibank	20,094	
Pershing – Riskless	2,502	
Pershing – Comm Acct	1,326	
Pershing – Comm Acct 2	19,733	
Pershing – 12B1 Comm Acct	2,824	
Pershing – 12B1 Acct	259	
Pershing – Error Acct	(199)	
Pershing – Sundry Charges	(2,058)	
Pershing – 2nd Sundry Acct	(37)	
Pershing – Sec Dep	25,000	
NFSC – Money Market 002518	9,125	
NFSC – Money Market WS1073	69,517	
NFSC – Btm Master	(13)	
NFSC – Btm Balance	39	
NFSC – Non Exchange	6	
NFSC – Riskless	113	
NFSC – Money Market – 002801	79,302	
Citibank – Deposit Account	11,505	
Citibank – Ins Money Market	187,342	
Commissions Receivable – 0-30 days	292,444	
Commissions Receivable – over 30 days	8,148	
Other Receivables	52,136	
NASDAQ Warrants	3,300	$ 856,612
Property & Equipment		
Furniture & Fixtures	5,256	
Equipment	52,572	
Less: Accumulated Depreciation	(19,992)	37,836
		$ 894,448

LIABILITIES

Current Liabilities		
Commissions Payable	$ 444,490	
Accounts Payable	147,450	
Accrued Taxes on Income	3,824	$ 595,764

STOCKHOLDERS' EQUITY

Common Stock, No Par Value; Authorized 200 Shares; Issued and Outstanding 110 Shares (Note 3)	$ 16,000	
Additional paid in Capital (Note 4)	168,692	
Retained Earnings (Exhibit B)	113,992	$ 298,684
		$ 894,448

The accountant's audit report and accompanying notes are an integral part of these financial statements.

Exhibit B

WALL STREET FINANCIAL GROUP, INC.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2003

Income		
Commissions	$ 8,873,053	
Licensing Fees	146,735	
Interest Income	4,643	
Other Income	522,124	$ 9,546,555
Expenses		
Commissions	$ 7,738,882	
Compliance	6,796	
Insurance & Bonding	1,781	
Errors & Omissions	275,421	
Legal & Accounting	79,281	
Printing, Brochures & Catalogs	4,805	
Office Supplies	13,082	
Office Services	708,535	
Advertising	19,112	
Bank Charges	2,100	
Licenses & Taxes	108,064	
Fees	1,681	
Postage & Shipping	40,487	
Computer Expense	208,691	
Travel & Entertainment	116,204	
Education & Training	2,661	
Rent	65,967	
Utilities & Telephone	30,419	
Client Reimbursement	3,736	
Dues & Subscriptions	9,067	
Supplies	1,278	
Repairs & Maintenance	8,231	
Depreciation	7,751	
Other Expense	50,417	$ 9,504,449
Net Income (Loss) before Income Taxes		$ 42,106

Income Taxes		
State Income Tax	$ 1,096	
Federal Income Tax	2,728	$ 3,824
Net Income (Loss)		$ 38,282
Retained Earnings - Beginning		76,854
Retained Earnings Adj. – Prior Period Taxes		(1,144)
Retained Earnings - Ending		$ 113,992

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

Exhibit C

WALL STREET FINANCIAL GROUP, INC.
Statement of Cash Flow
For the Year Ended March 31, 2003

Cash Flow from Operating Activity:		
Net Income (Loss)		$ 38,282
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 7,751	
Changes in Assets & Liabilities		
Decrease in Prepaids	8,179	
Increase in Receivables	$ (16,077)	
Decrease in Current Liabilities	(54,561)	(54,708)
Net Cash Provided by Operating Activity		$ (16,426)
Cash Flow from Investing Activities		
Capital Expenditures		(7,160)
Cash Flow from Financing Activities		
Additional paid in Capital (Note 4)		0
Cash Flow from other Activities – Retained Earnings Adj.		(1,144)
Net Increase (Decrease) in Cash		$ (24,730)
Cash & Cash Equivalents at Beginning of Year		525,314
Cash & Cash Equivalents at End of Year		$ 500,584
Cash Paid during the Year for: Income Taxes	$ 3,455	

The accountant's audit report and accompanying notes are an integral part of these financial statements.

Exhibit D

WALL STREET FINANCIAL GROUP, INC.
Statement of Changes In Stockholders' Equity
for the Year ended March 31, 2003

Stockholders' Equity - April 1, 2002	$ 261,546
Net Income (Loss)	38,282
Retained Earnings Adj. – Prior Period Taxes	(1,144)
Stockholders' Equity - March 31, 2003	$ 298,684

The accountant's audit report and accompany notes
are an integral part of these financial statements.

Exhibit E

WALL STREET FINANCIAL GROUP, INC.
Net Capital Computation
for the Period Ended March 31, 2003

Total Assets			$ 894,448
Less: Total Liabilities			595,764
Net Worth Before Deductions			$ 298,684
Deductions and/or charges to Net Worth			
Total Non-allowable Assets		$ 98,120	
Deferred Tax Provisions		0	98,120
Net Capital Before Haircuts			$ 200,564
Haircuts:	NASDAQ Warrants	$ 3,300	
	2% Citibank – Ins Money Market	3,747	
	2% NFSC – Money Market	1,586	
	2% NFSC – Money Market	1,390	
	2% NFSC – Money Market	183	10,206
Net Capital			$ 190,358

Note: No material differences existed between the accountant's audited capital computation and the broker-dealer's corresponding unaudited capital computation.

The accountant's audit report and accompanying notes are an integral part of these financial statements.

Exhibit E (Attachment)

WALL STREET FINANCIAL GROUP, INC.
Reconciliation of Accountant's Audited Capital Computation
to Broker-Dealer's Corresponding Unaudited Capital Computation
for the Period ended March 31, 2003

Unaudited Capital Computation	$	194,182
Re-classification entry to reconcile balance sheet items		0
Accrued Taxes on Income		(3,824)
Rounding		0
Audited Capital Computation	$	190,358

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Notes to Financial Statements
March 31, 2003

1) Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992.

2) **Property & Equipment**
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets.

3) **Common Stock**
During the year ended March 31, 1995, 110 shares of no par value stock were issued in the amount of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issued to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

4) **Additional Paid in Capital**
During the year ended March 31, 2003, Todd G. Everts, the majority stockholder in Wall Street Financial Group, Inc., contributed additional paid in capital in the amount of $0.

5) **Management Review**
The small number of administrative and clerical employees in this office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.